**IN THE CHANCERY COURT OF WYOMING,
NATRONA COUNTY, WYOMING
DOCKET NUMBER CH-2026-0000038**

UNITED RESOURCE, LLC, CONTROLLED BY MR. CHAD DOHER; BROCO GLOBAL, LLC, CONTROLLED BY MR. GABE DOHER; WTFJ OMVESTMENTS, LLC CONTROLLED BY MR. WAYNE JEFFERIES, TSMS, LLC, CONTROLLED BY MR. TIMOTHY SHELBURN, LA LA LA, LLC, CONTROLLED BY MR. BRIAN LEMKE; CARBON CAPITAL CORP., CONTROLLED BY MR. DAVID APPEL; EXECUTIVE REAL RESTATE, CONTROLLED BY MR. PAUL D'AGNESE; MR. JOSH ROWLAND, INDIVIDUALLY; MR. RICHARD TAVANO, INDIVIDUALLY; MS. LAURA PEIFER, INDIVIDUALLY; MR. DANIEL MCKEAN, INDIVIDUALLY ,
Plaintiff,

vs.

BRAVO MULTINATIONAL INCORPORATED, A WYOMING CORPORATION; GRANT CRAMER; RICHARD KAISER. KAYLA SLICK; STEVEN MARSHALL, JORDAN FIKSENBAUM, AND TRANSFER ONLINE, INC.,
Defendant,

RETURN OF SERVICE

I, George Gliem of Day & Night Process Serving LLP hereby certify, that I am over the age of 21 years old; that I am not a party to the lawsuit; that I received the within **Summons, Petition for Court-Ordered Shareholder Meeting, Temporary Restraining Order, Motion for Preliminary Injunction and Exhibits** and served the same at **1912 Capitol Ave (ISL, Inc.) #500, Cheyenne, Wyoming** on **September 18, 2026** at **11:25 a.m** by delivering a true, full and correct copy of the same, together with all endorsements to: **Jade Knebl, Secretary for ISL, Inc., as Registered Agent for Bravo Multinational International.**

6. _____ Upon an Attorney of record or other Agent for Service.
7. __X__ Upon a corporation, by delivery of copies to their Registered Agent.
8. _____ A person in charge of, or chief executive officer thereof or to the secretary, clerk of its principal office, or place of business (Department or agency of the state, municipal or other public corporation.)

Description of Person Served:

Sex:	Female	Skin Color:	White
Height:	5'9-6'6	Weight:	131-160 Pounds
Hair Color:	Black	Eye Color:	Brown
Age:	20s years old	Glasses:	No

I declare under the penalty of perjury that this information is true.

George Gliem
Day & Night Process Serving
PO Box 21015
Cheyenne, Wyoming 82003
(307) 634-7085

Subscribed and sworn to before me this 21st day of September, 2026 by **George Gliem**.

ANGELA R. HEIMSOTH
NOTARY PUBLIC
STATE OF WYOMING
COMMISSION ID: 161457
MY COMMISSION EXPIRES: 05/16/2028

Angela R. Heimsoth
Notary Public

My Commission Expires: May 16, 2028

Cost of Service: $35.00 + $5.00 Printing Fee
Client's Name: Long, Reimer, Wingar, LLC - Casper